[redacted]

05012029

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

***By Airmail***

MAIL RECEIVED PROCESSING SECTION OCT 2 1 2005 213

10th October, 2005.

Dear Sirs,

SUPPL

**EMI Group plc - Ref. No: 82-373**

Further to our filing of 7th October 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 10th October 2005, confirming that, under the EMI Group Scrip Dividend Scheme, 1,511 EMI Group plc Ordinary Shares of 14p each were allotted and registered on 7th October 2005 in place of cash dividends into the name of Eric Nicoli, an Executive Director of the Company, at a price of 258.1p per share.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
OCT 2 5 2005
THOMSON
FINANCIAL

Enc.

dlw 10/25

EMI

**VIA PR NEWSWIRE DISCLOSE**

Ref: 82-273
RECEIVED
OCT 21 2005
213

ER 05/56

Company Announcements Office,
London Stock Exchange.

10th October, 2005.

Dear Sirs,

**EMI Group plc – Director/PDMR Shareholding**

To comply with Disclosure Rule 3.1.4 we advise that, under the Company's Scrip Dividend Scheme, 1,511 EMI Group plc Ordinary Shares of 14p each were allotted and registered on 7th October 2005 in place of cash dividends into the name of Eric Nicoli, an Executive Director of the Company, at a price of 258.1p per share. Such shares are beneficially owned by, and held in the name of, Mr Nicoli.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

**EMI Group plc** 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231